

November 24, 2014

<u>Via E-mail</u>
Mr. Mark E. Seaton
Chief Financial Officer
First American Financial Corporation
1 First American Way
Santa Ana, CA 92707

Re: **First American Financial Corporation**
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 25, 2014
File No. 001-34580

Dear Mr. Seaton:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Jim B. Rosenberg

                    Jim B. Rosenberg
                    Senior Assistant Chief Accountant